Filed by Tesoro Corporation

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Western Refining, Inc.

(Commission File No. 001-32721)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 18,434,117[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 18,434,117[1]
11	Aggregate amount beneficially owned by each reporting person 34,055,042[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 31.5%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Tesoro Logistics LP (the “Issuer”).
2.	Based upon approximately 108,002,273 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]
11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.6%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065
11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%[1]
14	Type of reporting person OO

1.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,644,050[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 9,644,050[1]
11	Aggregate amount beneficially owned by each reporting person 9,644,050[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns 2,202,880 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Tesoro Corporation (“Tesoro”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner” and, collectively with Tesoro, TRMC and Tesoro Alaska, the “Reporting Persons”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016 and September 22, 2016 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers.

In addition, the board of directors of Tesoro has authorized the management of Tesoro to work with the board of directors and management of the Issuer to both (i) consider, discuss and endeavor to negotiate a merger, consolidation or combination (in whatever form) of assets held by and securities issued by the Issuer and its affiliates and assets held by and securities issued by Western Refining Logistics, LP (“WNRL”), an affiliate of Western Refining, Inc. (“Western”), and its affiliates (such merger, consolidation or combination, a “Transaction”), which such Transaction would be conditioned on the closing of the acquisition of Western by Tesoro, and (ii) consider, discuss and endeavor to negotiate changes to the capital structure of the Issuer, including with respect to incentive distribution rights. There can be no assurance that any discussions that may occur between the Reporting Person, the Issuer or WNRL will result in the delivery of a proposal, or entry into a definitive agreement, concerning a Transaction or, if such a definitive agreement is reached, will result in the consummation of a Transaction provided for in such definitive agreement, or result in any changes to the Issuer’s capital structure, including with respect to incentive distribution rights. Discussions concerning a potential Transaction and/or changes to the Issuer’s capital structure may be terminated at any time and without prior notice.

As part of the Reporting Persons’ ongoing evaluation of this investment and investment alternatives, including the consolidation, combination or acquisition of assets, the Reporting Persons may, from time to time, formulate plans or proposals with respect to such matters, and hold discussions with or make formal proposals to the board of directors of the general partner of the Issuer, other holders of Common Units or other third parties regarding such matters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017

TESORO CORPORATION

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President

TESORO ALASKA COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

TESORO LOGISTICS GP, LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Tesoro of Western Refining, synergies and the shareholder value to result from the combined company. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed acquisition, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the acquisition, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement for the acquisition, the risk that the parties may not be able to satisfy the conditions to the proposed acquisition in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of Tesoro’s common stock or Western Refining’s common stock, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond Tesoro’s control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on its website at http://www.tsocorp.com and on the SEC’s website at http://www.sec.gov, and those detailed in Western Refining’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Western Refining’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Tesoro’s and Western Refining’s forward-looking statements are based on assumptions that Tesoro and Western Refining believe to be reasonable but that may not prove to be accurate. Tesoro and Western Refining undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between Western Refining and Tesoro. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

In connection with the proposed transaction, Tesoro has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 (Reg. No. 333-215080 ), containing a joint proxy statement/prospectus of Tesoro and Western, which proxy statement/prospectus was first mailed to Tesoro and Western stockholders on February 17, 2017. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.